Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Intercept Pharmaceuticals, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-184810, No. 333-188064, and No. 333-206247) and Form S-3 (No. 333-194974) of our report dated February 29, 2016, with respect to the consolidated balance sheets of Intercept Pharmaceuticals, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of Intercept Pharmaceuticals, Inc.

/s/ KPMG LLP

New York, New York
February 29, 2016